UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at October 9, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 9, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO HIGHLIGHTS Q4 SALES

October 9, 2007 - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX:TGB) announces an update on quarterly sales and production results for the fiscal year ending September 30, 2007. In particular, the Company would like to highlight its fourth fiscal quarter ("Q4") production and sales during which the Gibraltar Mine produced 16.8 million pounds and sold 13.2 million pounds of copper at an average sales price of US$3.63 per pound.

PRODUCTION AND SALES FROM THE GIBRALTAR MINE IN FISCAL 2007
(all figures unaudited)

	Q1	Q2	Q3	Q4	Total[2]
Copper Produced (pounds) [1]	10.6 million	11.8 million	12.6 million	16.8 million	51.8 million
Copper Price (per pound) [1]	US$2.77	US$3.13	US$3.53	US$3.63[3]
Copper Sales (pounds)[1]	16.9 million	11.8 million	13.6 million	13.2 million	55.5 million
Copper Revenue [1]	C$53.1 million	C$46.3 million	C$49.9 million	C$49.1 million	C$198.4 million

Molybdenum Produced (pounds)	120,000	160,000	150,000	150,000	580,000
Molybdenum Price (per pound)	US$23.70	US$26.60	US$31.95	US$31.00
Molybdenum Sales (pounds)	143,300	155,400	138,200	160,000	596,900
Molybdenum Revenue	C$3.3 million	C$4.8 million	C$5.6 million	C$5.0 million	C$18.7 million

1 All copper information includes copper in concentrate and in copper cathode.
2 Audited results for the fiscal year ended September 30, 2007 will be reported in December 2007.
3 In addition to the $3.63 realized for Q4 shipments, an additional $0.10 per pound was realized over the estimated revenue for Q3 shipments.

Russell E. Hallbauer, President and CEO, of Taseko stated:

"Management's decision to leave Gibraltar production unhedged has resulted in increased returns from sales as the price of copper has risen. With the combination of expected ongoing strength in metal prices and planned production growth, we believe Taseko is poised to continue to generate significantly increasing cash flow from operations."

Taseko may or may not in future elect to update quarterly sales and production prior to release of quarterly financial statements and related management's discussion and analysis.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.